Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ARAMARK Holdings Corporation:

We consent to the use of our report dated January 16, 2013, (September 9, 2013 as to earnings per share information) with respect to the consolidated balance sheets of ARAMARK Holdings Corporation and subsidiaries (the Company) as of September 28, 2012 and September 30, 2011 and the related consolidated statements of income, cash flows and equity for the fiscal years ended September 28, 2012, September 30, 2011 and October 1, 2010 and related financial statement schedule included herein and to the reference to our firm under the headings “Experts” in the prospectus.

Our report refers to a change in the Company’s method of accounting for their trade receivables securitization agreement as of October 2, 2010.

/s/ KPMG LLP

Philadelphia, Pennsylvania

September 9, 2013